# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**8 November 2011**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Eternal Energy Corp.**

**File No. 0-50906 -- CF# 27300**

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Eternal Energy Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 18, 2011, as amended on August 25, 2011, and October 11, 2011.

Based on representations by Eternal Energy Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.39 | through August 31, 2016 |
| Exhibit 10.40 | through August 31, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel